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RECEIVED

2008 FEB 29 A 11:42

08001018

February 28, 2008

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Optical Co Ltd SUPPL

Olympus ~~Corporation~~
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. With respect to the Japanese language documents for which English language versions are not readily available, translations or summaries are set forth in Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

M. Ikeda

Masahisa Ikeda

Enclosure
MI/KM/ms

PROCESSED
MAR 0 4 2008
THOMSON
FINANCIAL

dw 3/3

Exhibit A

Documents for which English versions are readily available

1. Financial Results for the Third Quarter ended December 31, 2007, as filed with the Tokyo Stock Exchange and the Osaka Securities Exchange on February 4, 2008 (summary translation) (Exhibit A-1)

Exhibit A-1

FASF MEMBERSHIP

Olympus Corporation
and
Consolidated Subsidiaries

FINANCIAL RESULTS
For the third quarter ended December 31, 2007

Table of Contents

Cautionary Statements with respect to Forward-Looking Statements

This report contains forward-looking statements that reflect management's current views, plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Olympus's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

Consolidated Statements of Income

(Millions of Yen)

	For the third quarter ended December 31 2006	Proportion (%)	For the third quarter ended December 31 2007	Proportion (%)	Growth (%)	For the year ended March 31 2007	Proportion (%)
Net Sales	764,619		843,135		10.3%	1,061,786	
Cost of Sales	437,964	57.3%	459,053	54.4%		611,503	57.6%
Gross Profit	326,655	42.7%	384,082	45.6%	17.6%	450,283	42.4%
S.G.A. Expenses	248,794	32.5%	292,575	34.7%		351,554	33.1%
Operating Income	77,861	10.2%	91,507	10.9%	17.5%	98,729	9.3%
Other Income	4,045		6,116			6,330	
Other Expenses	19,126		19,662			28,833	
Extraordinary Item	-1,834		3,599			-2,646	
Income Before Provision for Income Taxes	60,946	8.0%	81,560	9.7%	33.8%	73,580	6.9%
Provision for Income Taxes	21,350		29,994			26,081	
Minority Interests	-921		-87			-300	
Net Income	40,517	5.3%	51,653	6.1%	27.5%	47,799	4.5%

(Note)

Above consolidated statements of income are based on Japanese GAAP. Therefore, this information has some differences as to description from financial statements in annual report based on U.S. GAAP.

Sales and Operating Income by Business Segment

(Millions of Yen)

		For the third quarter ended December 31 2006	Composition Ratio (%)	For the third quarter ended December 31 2007	Composition Ratio (%)	Growth (%)	For the fiscal year ended March 31 2007	Composition Ratio (%)
Imaging	Net Sales Domestic	23,992		29,560		23.2%	29,504	
	Overseas	197,127		223,767		13.5%	264,799	
	Total	221,119	28.9%	253,327	30.0%	14.6%	294,303	27.7%
	Operating Income	28,845	13.0%	31,830	12.6%	10.3%	27,208	9.2%
Medical	Net Sales Domestic	52,004		54,305		4.4%	71,262	
	Overseas	167,756		200,903		19.8%	240,447	
	Total	219,760	28.7%	255,208	30.3%	16.1%	311,709	29.4%
	Operating Income	62,747	28.6%	74,313	29.1%	18.4%	87,853	28.2%
Life Science	Net Sales Domestic	20,701		19,676		-5.0%	30,097	
	Overseas	66,626		73,922		11.0%	93,609	
	Total	87,327	11.4%	93,598	11.1%	7.2%	123,706	11.7%
	Operating Income	6,042	6.9%	4,868	5.2%	-19.4%	8,079	6.5%
Information and Communication	Net Sales Domestic	179,230		181,182		1.1%	251,511	
	Overseas	11,816		9,797		-17.1%	16,180	
	Total	191,046	25.0%	190,979	22.7%	-0.0%	267,691	25.2%
	Operating Income	-345	-0.2%	836	0.4%	-	2,716	1.0%
Others	Net Sales Domestic	22,029		24,591		11.6%	32,372	
	Overseas	23,338		25,432		9.0%	32,005	
	Total	45,367	6.0%	50,023	5.9%	10.3%	64,377	6.0%
	Operating Income	-176	-0.4%	1,746	3.5%	-	872	1.4%
Elimination or corporate	Operating Income	-19,252	-	-22,086	-	-	-27,999	-
Total	Net Sales Domestic	297,956		309,314		3.8%	414,746	
	Overseas	466,663		533,821		14.4%	647,040	
	Total	764,619	100.0%	843,135	100.0%	10.3%	1,061,786	100.0%
	Operating Income	77,861	10.2%	91,507	10.9%	17.5%	98,729	9.3%

(Note)

(1) Percentage in Operating Income's section is Operating Income Ratio to Net Sales.

(2) Each segment contains following products.

Imaging Systems Business	*Digital cameras, Voice Recorders*
Medical Systems Business	*Medical endoscopes, Surgical endoscopes, Endo-therapy devices, Ultrasound endoscopes*
Life Science Business	*Diagnostic systems, Biological microscopes, Industrial microscopes*
Information and Communication Business	*Mobile terminals, Mobile solutions, Mobile content services, Network infrastructure systems, Development and sales of business package software, Semiconductor devices, Electric equipment*
Others	*Industrial endoscopes, Non-destructive testing (NDT) equipment, Printers, Bar code data processing equipment, Software development, etc.*

Consolidated Balance Sheets

(Millions of Yen)

	December 31 2006	December 31 2007	March 31 2007	Variance
Current Assets	517,401	573,032	572,838	194
Cash and time deposits	164,636	162,178	216,586	-54,408
Notes and accounts receivable	192,242	195,939	192,855	3,084
Marketable securities	94	19,315	8,347	10,968
Inventories	103,652	113,955	89,847	24,108
Deferred income taxes	27,077	35,188	32,319	2,869
Other current assets	32,938	50,072	36,265	13,807
Allowance for doubtful accounts	-3,238	-3,615	-3,381	-234
Fixed Assets	521,593	568,334	518,962	49,372
Tangible Assets	137,197	145,199	140,089	5,110
Buildings and structures	59,334	63,184	63,300	-116
Machinery and equipment	18,199	17,844	18,526	-682
Tools, dies, furniture and fixtures	37,807	40,800	38,421	2,379
Land	19,204	21,807	18,736	3,071
Construction in progress	2,653	1,564	1,106	458
Intangible Assets	103,250	100,778	100,351	427
Goodwill	81,902	81,840	78,718	3,122
Others	21,348	18,938	21,633	-2,695
Investments and Other Assets	281,146	322,357	278,522	43,835
Investment securities	219,665	248,088	216,636	31,452
Deferred income taxes	9,478	9,630	9,606	24
Others	52,470	65,176	52,763	12,413
Allowance for doubtful accounts	-467	-537	-483	-54
Total Assets	1,038,994	1,141,366	1,091,800	49,566

(Millions of Yen)

	December 31 2006	December 31 2007	March 31 2007	Variance
Current Liabilities	390,162	475,894	410,116	65,778
Notes and accounts payable	99,865	86,618	100,252	-13,634
Short-term borrowings	154,613	178,752	148,517	30,235
Current maturities of bonds	94	30,050	94	29,956
Accrued expenses	65,729	74,118	77,526	-3,408
Income taxes payable	12,026	9,378	16,631	-7,253
Warranty reserve	6,524	9,424	8,758	666
Other current liabilities	51,311	87,554	58,338	29,216
Long-term Liabilities	306,927	281,611	336,813	-55,202
Long-term bonds, less current maturities	105,390	110,458	140,480	-30,022
Long-term borrowings, less current maturities	179,762	146,069	173,123	-27,054
Severance and retirement allowance	9,252	10,263	9,612	651
Other non-current liabilities	12,523	14,821	13,598	1,223
Net Assets	341,905	383,861	344,871	38,990
Owners' Equity	306,591	349,667	310,239	39,428
Common stock	48,332	48,332	48,332	—
Capital surplus	73,049	73,049	73,049	—
Retained earnings	187,348	230,882	191,122	39,760
Treasury stock, at cost	-2,138	-2,596	-2,264	-332
Valuation and Translation Adjustments	25,504	21,554	23,971	-2,417
Net unrealized holding gains on securities	16,663	13,163	16,078	-2,915
Deferred losses on hedges	-554	-821	-184	-637
Foreign currency translation adjustments	9,395	9,212	8,077	1,135
Minority Interests	9,810	12,640	10,661	1,979
Liabilities and Net Assets	1,038,994	1,141,366	1,091,800	49,566

(Note)

Above consolidated balance sheets are based on Japanese GAAP. Therefore, this information has some differences as to description from financial statements in annual report based on U.S. GAAP.

Forecast For the Fiscal Year Ending March 31, 2008

We have revised our forecast as stated below:

(Millions of Yen)

<Forecast for the Fiscal Year Ending March 31, 2008>

	Previous Forecast as of Nov. 6, 2007		Current Forecast as of Feb. 4, 2008
Net Sales	1,163,000	→	1,140,000
Operating Income	125,000	→	120,000
Net Income	60,000	→	60,000

	Previous Forecast as of Nov. 6, 2007		Current Forecast as of Feb. 4, 2008
<Averaged Foreign Exchange Rate>			
Yen / US Dollar	117	→	114
Yen / Euro	161	→	160

Exhibit B

Translations or summaries of the Japanese language documents for which English versions are not readily available

No English versions or translations are available for the documents listed below, therefore we have prepared English translations or summaries to these Japanese language documents as follows:

Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:

1. "Notification with Respect to Results of European Competition Authorities' Investigations in Relation to the Acquisition of UK Firm Gyrus Group PLC", as disclosed on January 18, 2008 (Exhibit B-1)

2. "Notification with Respect to Conclusion of Process for Acquisition of UK Firm Gyrus Group PLC", as disclosed on February 1, 2008 (Exhibit B-2)

Press Releases:

1. Japanese press release dated January 17, 2008: Olympus Terumo Biomaterials Corp. ("OTB") has received international-standard "ISO13485:2003"[1] and "MDD93/42/EEC Annex.II.3"[2] certifications with respect to product quality management systems for medical equipment as of December 12, 2007. Having obtained these certifications, OTB will expand its business beyond Japan and the United States of America, where its business is currently centered, to Europe, Canada and Asia.

   [1] ISO13485:2003 is an effective system designed to ensure the quality of medical equipment which has been incorporated into the laws and regulations of countries throughout the world.

   [2] MDD93/42/EEC Annex.II.3 is one of the methods by which to acquire the CE mark, which is necessary in order to sell medical equipment in EU countries.

2. Japanese press release dated January 18, 2008: The Company will commence the sale of the "Olympus Pre-Transfusion Blood Testing System (PK7300)" in the United States of America as of January 21, 2008. The Company will further contribute to its examination services by introducing its "total solution business", which was cultivated in the Company's Biochemical field and provides streamlined equipment, reagents, maintenance and support services, into the blood transfusion field.

3. Japanese press release dated January 22, 2008: Olympus Imaging Corp. will commence the sale of the "M-XD2GMP" and "M-XD1GMP" xD Picture Cards in the "Type M+ Series" of recording media for digital cameras, which offer 2GB and 1GB of storage capacity respectively, from Spring of 2008.

4. Japanese press release dated January 22, 2008: Olympus Imaging Corp. will commence the sale of the "CAMEDIA FE-350 Wide" compact digital camera in the "FE (Friendly & Easy) Series" from February 7, 2008. The "CAMEDIA FE-350 Wide" is the first camera in the series to feature a 8 megapixel CCD and a wide-angle

lens with 4x optical zoom.

5. Japanese press release dated January 22, 2008: Olympus Imaging Corp. will commence the sale of the "CAMEDIA FE-330", a light, slim compact digital camera in the "FE (Friendly & Easy) Series" which features a 8 megapixel CCD and a 5x optical zoom lens, from February 15, 2008.

6. Japanese press release dated January 22, 2008: Olympus Imaging Corp. will commence the sale of the "CAMEDIA FE-320" compact digital camera in the "FE (Friendly & Easy) Series" from February 7, 2008. The "CAMEDIA FE-320" weighs less than 100g, is only 17mm thick at its thinnest part and is equipped with "Smile Shot" mode, which can detect when people smile and automatically take three consecutive shots.

7. Japanese press release dated January 22, 2008: Olympus Imaging Corp. will commence the sale of the "μ-850SW" compact digital camera, the second product in the casual line of the "μ-SW (Shock & Waterproof) Series", from February 7, 2008. The "μ-850SW" combines the protection against water and dust and the incredibly tough construction of the "μ-SW Series" with sporty and stylish design, and colors inspired by the refreshing and active spring and summer seasons.

8. Japanese press release dated January 22, 2008: Olympus Imaging Corp. will commence the sale of the "μ 1020" compact digital camera, which features a high resolution 10.1 megapixel CCD, a compact and stylish body and 7x optical zoom lens, from February 15, 2008.

9. Japanese press release dated January 24, 2008: The Company will hold an exhibition entitled "Special Exhibition – A Day in the Life of AFRICA – Towards the Achievement of the Millennium Development Goals (MDGs)" at JICA Yokohama Gallery from Friday February 1, 2008 until March 2, 2008. The special exhibition is a side event to support the Tokyo International Conference for African Development (TICAD IV), which will be held in Yokohama in May 2008.

10. Japanese press release dated January 28, 2008: The Company has erected a high-tech neon billboard called the "Optocosmic Wave" on the roof of the JR Shinjuku Sogo Building. The billboard is an art symbol of light and digital technology and was lit up on Tuesday, January 29, 2008.

11. Japanese press release dated January 29, 2008: Another lecture in the popular PhotoRouge series of photography lectures for women – "PhotoRouge – modèles" – will be held in March 2008. The course is aimed at women who seek to improve their camera technique, and offers the opportunity to shoot models and learn techniques for shooting portraits.

12. Japanese press release dated February 1, 2008: Olympus has produced a DVD entitled "Global Warming Witness – Mitsuaki Iwago Special: Africa & Kilimanjaro Collection". The DVD focuses on the theme of global warming.

Exhibit B-1

[TRANSLATION]

January 18, 2008

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Kenichi Yano, General Manager Public Relations and Investor Relations
(Tel: 03-3340-2111)

Notification with Respect to Results of European Competition Authorities' Investigations in Relation to the Acquisition of UK Firm Gyrus Group PLC

In connection with the "Notification with Respect to Agreement to Commence Process for Acquisition of UK Firm Gyrus Group PLC" disclosed on November 19, 2007, approval has been obtained from competition authorities in Germany and Austria. This concludes the investigation process under the competition laws of Europe with respect to the acquisition of Gyrus Group PLC, in addition to the approval already obtained from the U.S. Competition Authority under the competition laws of the United States of America.

Subject to obtaining approval for the Scheme of Arrangement at a court hearing in the United Kingdom, the Scheme of Arrangement is scheduled to become effective on February 1, 2008.

End of Document

Exhibit B-2

[TRANSLATION]

February 1, 2008

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Kenichi Yano, General Manager Public Relations and Investor Relations
(Tel: 03-3340-2111)

Notification with Respect to Conclusion of Process for Acquisition of UK Firm Gyrus Group PLC

In connection with the "Notification with Respect to Agreement to Commence Process for Acquisition of UK Firm Gyrus Group PLC" disclosed on November 19, 2007, the acquisition of Gyrus Group PLC ("Gyrus") became effective on February 1, 2008 (London time), pursuant to final approval being obtained for the Scheme of Arrangement under English law at a court hearing in the United Kingdom. Accordingly, on February 1, 2008, the shares of Gyrus were delisted from the London Stock Exchange and Gyrus became a subsidiary of Olympus Corporation (the "Company").

Hereafter, the Company will formulate a plan for integration around May, take full advantage of the merits gained through the acquisition of Gyrus, and aim to further develop its medical business.

Gyrus will become a consolidated subsidiary of the Company as of the fiscal year ending March 31, 2008, and the financial results of Gyrus will be recorded on the Company's consolidated balance sheet from the fiscal year ending March 31, 2008 and on the consolidated statements of income from the fiscal year ending March 31, 2009, respectively.

End of Document

END